Exhibit (a)(5)(ii)

All amounts in Canadian dollars

unless otherwise stated

Onex Commences Cash Tender Offer for the Outstanding Shares in ResCare

Toronto, October 7, 2010 - Onex Corporation (TSX: OCX) today announced that Onex Rescare Acquisition, LLC, an affiliate of Onex Partners III, commenced a tender offer for all of the outstanding shares of common stock of Res-Care, Inc. (Nasdaq: RSCR) not owned by Onex or its affiliates for US$13.25 per share in cash.  The offer is being made in accordance with the terms of the previously-announced share exchange agreement between Onex and ResCare.  Onex and its affiliates currently hold a 25% interest in ResCare, on an as-converted basis.

The tender offer will expire at 5:00 p.m. New York City time on November 5, 2010, unless extended.  The tender offer is conditional upon there being tendered and not withdrawn a majority of the fully diluted shares of common stock of ResCare not owned by Onex or its affiliates or certain members of ResCare’s management who have agreed to “roll-over” their current equity ownership position, and the satisfaction of certain other customary conditions.  If the tender offer is successful, Onex intends to effect a second-step share exchange at the same per share price paid in the offer pursuant to which it would acquire all shares not tendered in the offer.

The Special Committee of ResCare’s Board of Directors is unanimously recommending on behalf of ResCare that ResCare’s shareholders accept the tender offer and tender their shares pursuant to the tender offer.

About Onex

Onex is one of North America’s oldest and most successful investment firms committed to acquiring and building high-quality businesses in partnership with talented management teams.  Onex manages investment platforms focused on private equity, real estate and credit securities.  In total, the company manages approximately US$12 billion, of which US$8 billion is third-party capital.  As well, Onex invests its own capital directly and as a substantial limited partner in its Funds.

Onex’ businesses generate annual revenues of $36 billion, have assets of $43 billion and employ 240,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol OCX. For more information on Onex, visit its website at www.onex.com. The Company’s security filings can also be accessed at www.sedar.com.

Forward Looking Statements

This news release may contain forward-looking statements that are based on management’s current expectations and are subject to known and unknown uncertainties and risks, which could cause actual results to differ materially from those contemplated or implied by such forward-

looking statements.  Onex is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or otherwise.

Important Information

This announcement and the description of the transaction contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities. The tender offer described herein is being made only pursuant to the offer to purchase and related materials that Onex Rescare Acquisition, LLC filed with the U.S. Securities and Exchange Commission on a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 on October 7, 2010. In addition, ResCare filed a Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3 with respect to the tender offer on October 7, 2010. ResCare shareholders should carefully read these and related materials that have or will be filed with the SEC, including any related amendments, because these documents contain important information, including the terms and conditions of the offer. These documents may be obtained for free at the SEC’s website at www.sec.gov. ResCare shareholders may also obtain these documents for free by calling Georgeson Inc., the information agent for the tender offer, at 1-866-203-9357. You may also read and copy the solicitation/recommendation statement and any reports, statements and other information filed by Onex or ResCare with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room.

For further information:

Emma Thompson
Vice President, Investor Relations
Tel: 416.362.7711